UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BeatStars Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 9, 2016

Physical address of issuer
5816 Van Winkle Lane, Austin, TX 78739

Website of issuer
http://www.beatstars.com/

Current number of employees
13

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$736,156.58	$79,828.00
Cash & Cash Equivalents	$502,112.08	$79,828.00
Accounts Receivable	$219,044.50	$0.00
Short-term Debt	$280,760.67	$0.00
Long-term Debt	$152,364.00	$0.00
Revenues/Sales	$2,318,589.82	$1,122,613.00
Cost of Goods Sold	$850,944.54	$765,142.00
Taxes Paid	$173,364.08	$800.00
Net Income	$275,593.59	$11,255.00

April 30, 2018

FORM C-AR

BeatStars Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BeatStars Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company and SMG

BeatStars Inc. (the "Company") is a Delaware Corporation that was formed on November 9, 2016. Seemo Media Group, L.L.C., a California limited liability company ("SMG"), was formed on April 14, 2010. On January 1, 2017, SMG converted into and started operating as BeatStars Inc. under Delaware law in order to become a corporation.

The Company is located at 5816 Van Winkle Lane, Austin, TX 78739.

The Company's website is http://www.beatstars.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

BeatStars is a subscription-based social music marketplace and distribution company where Music Producers and Recording Artists collaborate, license, distribute and share their music worldwide.

The Business Plan

The Company designs, develops, and markets digital e-commerce web technologies for musicians, and sells a variety of related software, services, and applications.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

The likelihood of successfully implementing our business plan cannot be predicted from our limited operating history.

Although SMG commenced operations in 2010, we have only been operating under our current business plan and strategy more recently and, accordingly, have a very limited operating history. While we are actively pursuing the expansion of our business, there is a limited historical basis on which to determine whether we will be successful in implementing our business plan.

We may not be able to protect important intellectual property, and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

We currently trademarks and trade secrets that are of significant importance to our business. Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies, processes and designs, to secure trademarks and perhaps patents in the future and to protect those trademarks, patents and proprietary intellectual property. We may face liability claims from future customers if our software malfunctions or contains undetected defects. Our products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced, as new versions are released, or otherwise. If this happens, we may experience delay in or loss of market acceptance, injury to our reputation or increased service costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we achieve our growth goals, we may be unable to manage our resulting expansion.

To the extent that we are successful in implementing our business strategy, we may experience periods of rapid expansion and corresponding demand for our services. In order to effectively manage growth, whether organic or through acquisitions, we will need to maintain and improve our operations, including the ability to quickly scale our products and service offerings, and effectively train and manage our employees. Our expansion through acquisitions is contingent on successful management of those acquisitions, which will require proper integration of new employees, processes and procedures, and information systems, which can be both difficult and demanding from an operational, managerial, cultural, and human resources perspective. We must also expand the capacity of our sales and distribution networks in order to achieve continued growth in our existing and future markets. The failure to manage growth effectively in any of these areas could have a material adverse effect on our financial condition and operating results.

If we are not able to maintain and enhance the value of our brand, our business and operating results may be harmed.
We believe that market awareness of our "BeatStars" brand will contribute significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new customers could be adversely impacted and, consequently, our financial performance could suffer. We also use integrated marketing tools and tactics such as the social media, advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. If we are unable to maintain and enhance our "BeatStars" brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers,and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Ibrahim S. Batshon and Joseph E. Shatara who are CEO and COO of the Company. The Company has or intends to enter into employment agreements with Ibrahim S. Batshon and Joseph E. Shatara although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ibrahim S. Batshon and Joseph E. Shatara or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ibrahim S. Batshon and other key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Ibrahim S. Batshon or other key personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure

to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and music industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, music, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

BUSINESS

Description of the Business

BeatStars is a subscription-based social music marketplace and distribution company where music producers and recording artists collaborate, license, distribute and share their music worldwide.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download music through the web and mobile web. We allow customers to easily discover, download and license music.

History of the Business
The Company was founded by Ibrahim Batshon in 2010 as a California limited liability company known as Seemo Media Group, L.L.C., or SMG, for the initial purpose of building a marketplace for music producers to sell their beats to recording artists. On January 1, 2017, SMG converted into and started operating as BeatStars Inc. under Delaware law in order to become a corporation.

The Company's Products and/or Services

Product / Service	Description	Current Market
BeatStars Marketplace	The BeatStars marketplace is a vibrant social community of music producers licensing beats to songwriters. Listeners can discover music by genre, mood, bpm or browse thousands of curated playlists.	Music producers, beat-makers, recording artists, songwriters make up of the majority of users on the platform. These users buy and sell beat licenses from each other.
Pro Page	The BeatStars Pro Page is a dedicated music website for musicians who look to sell or license music direct to fans with their own custom design, branding and domain name.	The majority of users utilizing our Pro Pages are music producers/beatmakers
Blaze Players	The BeatStars Blaze Players are embeddable storefronts that musicians embed on their Wordpress sites to sell and license direct to their clients.	The majority of users utilizing our Blaze Players are music producers/beatmakers
Music Distribution	BeatStars' distribution services allow musicians to distribute their music to hundreds of music stores like	Artists and music producers use our distribution services to monetize their work outside of the BeatStars

	Apple Music, Spotify and SoundCloud via direct agreements and distribution agreements with INgrooves.	Platform

We are currently developing various new products which include 2.0 versions of our Marketplace and Pro Page. We also plan to develop mobile applications on iOS/Android as well as a SoundKit store for our music producer members to sell royalty free drum kits, sample kits, loop kits, templates and much more.

We offer our membership services via our online website and distribution services through SoundCloud.

Competition
The Company's primary competitors are MyFlashStore.net, AdRev, BankCamp.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
We don't sell or rely on any supplies from 3rd party vendors.

Customers
Our customers include music producers, beat-makers, recording artists, songwriters, singers, audio engineers and DJ's.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4300165	IC 009. US 021 023 026 036 038. G & S: Web and Mobile computer	BEATSTARS	January 17, 2016	March 12, 2016	United States of America

	application software for the storage and licensing of digital media downloaded from a global computer network or mobile phones, all in the field of music. FIRST USE: October 1, 2011. FIRST USE IN COMMERCE: October 1, 2011.				

We are constantly developing and innovating new products and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business.

Litigation
None.

Other
The Company's principal address is 5816 Van Winkle Lane, Austin, TX 78739

The Company's telephone number is (650) 610-3170

The Company has the following additional addresses: None at this time.

The Company conducts business in all of the United States.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ibrahim S. Batshon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: General Manager, Product Manager, Business Development 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Content Development: INgrooves 2005-2010

Education
Mt. Eden, 1999

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ibrahim S. Batshon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: General Manager, Product Manager, Business Development 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Content Development: INgrooves 2005-2010

Education
Mt. Eden, 1999

Name
Joseph E. Shatara

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO: IT Manager/PT and Business & Financial Advisor/PT 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO at Mixberry Media Inc. 3/1/2012-10/31/2016; COO/Acting CFO at DDRnet Inc. 2004-2008; Owner at IT Consultant 2009-2010; Sr. VP at Network Solutions Inc. 1999-2003

Education
BS in Electronic Engineering from California Polytechnic State University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity*
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors; provided, however that a sale of all or substantially all of the Company's assets would also require the approval of stockholders holding a majority of the outstanding shares of common stock of the Company.
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution or liquidation of the Company	Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Company.

*As noted elsewhere in this Form C, SMG is in the process of converting into the Company in order to become a Delaware corporation. The conversion will occur prior to the closing of this Offering. Until such conversion is completed, the decisions referred to above must be made by the sole manager of SMG, who is currently Ibrahim S. Batshon. A member vote of SMG is not required for a sale of all or substantially all of the assets of SMG or in order to effect a liquidation or dissolution of SMG.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 13 employees in Texas, California, New Jersey, Canada Portugal.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities: 4,975,000 shares of Common Stock.

The Company does not have outstanding any indebtedness for borrowed money.

Valuation

The Company has not conducted any third-party valuation or appraisal and no valuation of the Company or its securities is currently available.

In the past, the Company conducted a Regulation Crowdfunding offering of SAFE Securities that did not set a specific valuation for the Company but instead provided the investor with a valuation cap, which is the highest valuation at which the investors SAFE Securities would convert into equity securities of the Company. The valuation cap for the SAFE Securities was $12,500,000. It is possible that an investor's SAFE Securities will convert into equity securities of the Company at a valuation that is less than the valuation cap.

Ownership

The Company is owned by the following persons in the amounts next to their respective names in parenthesis: Ibrahim Batshon (82%), Joseph Shatara (8%), Isolation Network, Inc. (2%) and other employees of the Company (8%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ibrahim Batshon	82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

The Company's earnings continue to increase. In the most recent fiscal year ending December 31, 2017, the Company generated net income of $275,593.59, up from $11,255.00 the prior fiscal year. Further, revenues grew substantially in 2017. In the most recent fiscal year ending December 31, 2017, the Company generated revenues of $2,318,589.82.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The company is currently profitable and continues to grow.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

N/A

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ibrahim Batshon
(Signature)

Ibrahim Batshon
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph E. Shatara
(Signature)

Joseph E. Shatara
(Name)

CCO/Acting CFO
(Title)

04/30/2018
(Date)

/s/ Ibrahim Batshon
(Signature)

Ibrahim S. Batshon
(Name)

CEO
(Title)

04/30/2018
(Date)

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

12:34 AM
04/16/18
Accrual Basis

BeatStars Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
4000 · Sales	
4010 · Subscriptions	1,065,786.56
4020 · Content Distribution	1,044,892.99
4030 · Promo Sales - Marketplace	27,783.85
4031 · Promo Sales - Player	6,562.26
4032 · Promo Sales - Credits	142,986.75
4033 · Collaboration	15,466.61
4040 · ProPage Layout	11,200.30
4090 · Misc Income & Adjustments	3,910.50
Total 4000 · Sales	2,318,589.82
Total Income	2,318,589.82
Cost of Goods Sold	
5000 · Cost of Sales	
5010 · PayPal Fees & Adjustments	61,206.34
5020 · Content Distribution Share	762,771.88
5040 · ProPage Designers	8,781.56
5080 · BeatStars Goods	7,704.32
5090 · Chargeback	10,480.44
Total 5000 · Cost of Sales	850,944.54
Total COGS	850,944.54
Gross Profit	1,467,645.28
Expense	
6000 · Depreciation Expense	15,410.01
6100 · Payroll Expenses	
6110 · Payroll	427,580.17
6120 · Payroll Taxes	28,375.95
Total 6100 · Payroll Expenses	455,956.12
6200 · Bank Service Charges	412.50
6300 · Advertising and Promotion	139,523.60
6310 · Meals & Entertainment	4,236.50
6320 · Travel Expense	10,223.38
6330 · Postage & Shipping	613.52
6350 · Trade Shows & Conferences	3,463.12
6420 · Computer and Internet Expenses	14,283.70
6500 · Rent	3,000.00
6520 · Telephone Expense	1,737.78
6540 · Office Supplies	4,899.50
6700 · Professional Fees	19,600.28
6710 · Subcontracted Labor	
6711 · Subcontracted Development	187,777.95
6712 · Subcontracted Marketing	36,846.44
6710 · Subcontracted Labor - Other	19,893.10
Total 6710 · Subcontracted Labor	244,517.49
6750 · Taxes & Licenses	
6751 · DE Corporate Tax	532.13
6755 · Federal Income Tax	144,456.00
Total 6750 · Taxes & Licenses	144,988.13
6800 · Utilities	
6810 · AWS	118,239.18
6820 · Online Services	8,101.88
6850 · Other Utilities	140.00
Total 6800 · Utilities	126,481.06
6900 · Non Deductable Expenses	2,705.00
Total Expense	1,192,051.69
Net Ordinary Income	275,593.59
Net Income	**275,593.59**

BeatStars Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
1000 · Bank Accounts	
1010 · Checking 586035811649	355,898.56
Total 1000 · Bank Accounts	355,898.56
1100 · PayPal Accounts	
1110 · PayPal Main - Payments	142,656.94
1120 · PayPal - Info	908.01
1130 · PayPal - Abe	2,648.57
Total 1100 · PayPal Accounts	146,213.52
Total Checking/Savings	502,112.08
Accounts Receivable	
1201 · Short Term Note	219,044.50
Total Accounts Receivable	219,044.50
Other Current Assets	
1250 · Security Deposits	15,000.00
Total Other Current Assets	15,000.00
Total Current Assets	736,156.58
Fixed Assets	
1500 · Fixed Assets	
1510 · Furniture & Equipment	15,410.01
1550 · Accumulated Depreciation	-15,410.01
Total 1500 · Fixed Assets	0.00
Total Fixed Assets	0.00
TOTAL ASSETS	736,156.58
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	
2010 · Distribution Earnings Payable	177,476.19
Total 2000 · Accounts Payable	177,476.19
Total Accounts Payable	177,476.19
Credit Cards	
2100 · Credit Cards	
2110 · Credit Card - 7913	13,057.63
Total 2100 · Credit Cards	13,057.63
Total Credit Cards	13,057.63
Other Current Liabilities	
2400 · Payroll Liabilities	
2420 · Federal Unemployment 940	310.85
2440 · CA SUI / ETT	105.00
Total 2400 · Payroll Liabilities	415.85
2600 · Taxes	
2601 · FIT	89,811.00
Total 2600 · Taxes	89,811.00
Total Other Current Liabilities	90,226.85
Total Current Liabilities	280,760.67
Long Term Liabilities	
2500 · Notes Payable	152,364.00
Total Long Term Liabilities	152,364.00
Total Liabilities	433,124.67
Equity	
3000 · Equity	
3110 · Capital Stock	5,000.00
3190 · Transfer from Seemo Media	22,438.32
Total 3000 · Equity	27,438.32
Net Income	275,593.59
Total Equity	303,031.91
TOTAL LIABILITIES & EQUITY	736,156.58